Exhibit 99.1

ASX Announcement December 1st, 2022

Advanced Human Imaging Announces New Appointments

●	Scott Montgomery joins AHI as CEO and Executive Director

●	AHI Co-Founder Dr Katherine Iscoe steps down and remains on the board as an Executive Director

●	Former Chairman of Wellteq Digital Health Inc, Dr Peter Vaughan, joins the AHI Board as Non-Executive Director.

PERTH, Australia, December 1, 2022 -- Advanced Human Imaging Ltd (ASX: “AHI”) (NASDAQ: “AHI”) announced today that the former CEO of wellteq Digital Health Inc (“wellteq”) Scott Montgomery has been appointed Chief Executive Officer of AHI. Additionally, Dr. Katherine Iscoe, Ph.D., Co-Founder, has stepped down from her role as CEO and will remain in a full-time role and on the board as executive director. Additionally, the former Chairman of wellteq, Dr Peter Vaughan CM, MD, will join the Board of AHI as a non-executive director.

Mr Montgomery co-founded the wellteq group of companies in October 2013 and has served as CEO, President, and Director since incorporation. Mr Montgomery’s background is well positioned in the healthcare sector with over 20 years of industry experience around the world, both as a founder and director of public and private companies.

“My three professional passions are people, business and healthcare and I’ve passionately built my career leading teams incorporating these three elements for two decades. Digital health solutions are experiencing increased demand worldwide, so I am incredibly enthusiastic about leading such an innovative health technology as Advanced Human Imaging at this time as its CEO,” said Mr Montgomery. “AHI’s solutions are unique, being able to conduct a biometric health risk assessment and triage people into telehealth networks using just a smart phone is a major step-change towards offering equitably affordable and accessible healthcare services. Our team is freshly energised integrating technologies from two recent acquisitions and as a group we are all focused on deploying this new technology for fast-growing global market share.”

Dr. Peter Vaughan, former wellteq chairman is also appointed to the Board of Directors for AHI. Dr Vaughan has an extensive history in healthcare, corporate and politics recognized by his appointment to the Order of Canada “for his contributions to Canada’s health care system, and for his pioneering leadership in the establishment and advancement of digital health”. Prior to this he has also held positions as the former Deputy Minister of Health and Wellness, Province of Nova Scotia, an emergency, and family physician and RCAF Flight Surgeon, he also serves as Board Chair of Canada Health Infoway and Chair of the Finance and Audit Committee, Treasurer and Board member of the SCAN-H at the University of Windsor Odette School of Business.

AHI is working to finalise an executive services agreement with Mr Montgomery, and the material terms of Mr Montgomery’s employment will be released to the market as required by Listing Rule 3.16.4 once agreed and executed (expected to be later this week).

Vlado Bosanac said, “with the support of the AHI board, it has been an exciting year for the company as we have implemented a growth and acquisitions strategy, which wellteq is the culmination of. AHI has expanded its capabilities and team to have a truly ubiquitous solution with a global footprint and over 50 strong team. 2023 will see AHI release a unique healthcare solution that offers Body dimension and composition assessment, Digital Blood biomarker prediction, including HbA1C, HDL, LDL, and 10-year mortality risk. FaceScan using Transdermal Optical Imaging to return vital signs and cardiovascular disease risk estimates. DermaScan, on-device dermatological skin identification with over 588 skin conditions across 133 categories bringing forth the next frontier in digitizing healthcare with a suite of componentized solutions. Personalized therapeutic and non-therapeutic health coaching to improve daily habits and build health literacy.

Advanced Human Imaging Ltd ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	1

ASX Announcement December 1st, 2022

About Advanced Human Imaging Ltd.

AHI delivers scalable health assessment, risk stratification and digital triage to healthcare providers, insurers, employers, and government agencies. Since 2014, AHI has been delivering Health-tech innovation using smartphones, starting with the world’s first on-device body dimensioning capability. AHI has developed and been issued global patents in all major markets, securing and bringing forth the next frontier in digitizing healthcare with a suite of componentized solutions.

AHI has assembled a world-class team of machine learning, AI, and computer vision experts along with medically trained data scientists to develop the world’s most comprehensive mobile-phone-based risk assessment tool.

With a focus on impact at scale, AHI is proud to showcase this milestone in digital healthcare transformation, delivering a biometrically driven triage solution, all accessible on and via a smartphone. With these advanced technologies, AHI helps its partners escalate patients into right-care pathways for proactive health management at a population scale.

This delivery of proprietary capabilities ushers forth an era of cost-effective health accessibility for billions of smartphone users worldwide. In doing so, AHI endeavours to put the power of possibilities in the hands of global communities, empowering people to take control of their journey to better health outcomes.

This announcement has been approved by the Chairman of the Board for release.

For more information on Advanced Human Imaging, go to http://www.ahi.tech

Forward-Looking Statements

This press release contains certain forward-looking statements, including those relating to the regarding the use of proceeds and other statements that are predictive in nature. Forward-looking statements are based on the Company’s current expectations and assumptions. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. These statements may be identified by the use of forward-looking expressions, including, but not limited to, ‘expect,’ ‘anticipate,’ ‘intend,’ ‘plan,’ ‘believe,’ ‘estimate,’ ‘potential,’ ‘predict,’ ‘project,’ ‘should,’ ‘would’ and similar expressions and the negatives of those terms. Prospective investors are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this presentation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in the Company’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1, as amended from time to time, under the caption ‘Risk Factors.’

For more information, contact:

Vlado Bosanac Co-Founder / Head of Strategy Advanced Human Imaging Ltd E: admin@ahi.tech	Simon Durack Company Secretary & CFO Advanced Human Imaging Ltd E: admin@ahi.tech

Advanced Human Imaging Ltd ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	2